Exhibit 99.1

CENTOGENE Appoints Michael Motz as Chief Commercial Officer, Pharmaceuticals

CAMBRIDGE, Mass. and ROSTOCK, Germany and BERLIN, May 18, 2020 (GLOBE NEWSWIRE) - Centogene N.V. (Nasdaq: CNTG), a commercial-stage company focused on rare diseases that transforms real-world clinical and genetic data into actionable information for patients, physicians, and pharmaceutical companies, today announced the appointment of Dr. Michael Motz as Chief Commercial Officer, Pharmaceuticals, who will join the company on June 1, 2021.

Dr. Michael Motz is an entrepreneur and executive with over 25 years of industry experience and has held positions of increasing responsibility in both biotech and pharmaceutical companies during his career. He concluded several large transactions, licensing (in- and out-), and acquisitions with EU and U.S. based life science companies, on both the buy side and the sell side. His experiences have also allowed him to gain expert knowledge in drug discovery and development for rare diseases, such as lysosomal storage diseases (LSDs) and certain rare bone disorders.

“Michael brings a rare blend of deal-making experience and scientific know-how to CENTOGENE´s executive leadership team. His proven track record of developing business strategies and forming successful partnerships to advance innovation in various disease areas is an ideal fit with CENTOGENE. Michael will be instrumental in harnessing CENTOGENE’s unique Bio/Databank to transform drug discovery and development for genetic hereditary diseases,” said Andrin Oswald, M.D., Chief Executive Officer of CENTOGENE.

Dr. Michael Motz holds a Ph.D. in Biochemistry from the Max Planck Institute for Evolutionary Anthropology, obtained under the supervision of renowned human geneticist Prof. Dr. h.c. Svante Pääbo. Before joining CENTOGENE, Michael was in leadership positions at several pharma and biotech companies, such as LION Bioscience AG, ALTANA Pharma, Sandoz, F. Hoffmann-La Roche AG, and Zealand Pharma. Most recently, he was Entrepreneur in Residence at BB Pureos Bioventures in Zurich, Switzerland.

“I am thrilled to be joining CENTOGENE and to be able to leverage the full capabilities of the Company’s powerful multiomics platform, with its unprecedented amount of data on rare diseases from patients. In addition to diagnostics, there is tremendous potential to support not only clinical trials in the field with its growing number of pharma partners, but also to apply forward integration of CENTOGENE´s own efforts towards drug discovery and development, based on the Company’s world-leading understanding of rare diseases,” stated Dr. Michael Motz.

About CENTOGENE

CENTOGENE engages in diagnosis and research around rare diseases transforming real-world clinical and genetic data into actionable information for patients, physicians, and pharmaceutical companies. Our goal is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our extensive rare disease knowledge, including epidemiological and clinical data, as well as innovative biomarkers. CENTOGENE has developed a global proprietary rare disease platform based on our real-world data repository with over 3.9 billion weighted data points from approximately 600,000 patients representing over 120 different countries as of December 31, 2020.

The Company’s platform includes epidemiologic, phenotypic, and genetic data that reflects a global population, and also a biobank of these patients’ blood samples. CENTOGENE believes this represents the only platform that comprehensively analyzes multi-level data to improve the understanding of rare hereditary diseases, which can aid in the identification of patients and improve our pharmaceutical partners’ ability to bring orphan drugs to the market. As of December 31, 2020, the Company collaborated with over 30 pharmaceutical partners.

Important Notice and Disclaimer

This press release contains statements that constitute “forward-looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the Company’s opinions, expectations, beliefs, plans, objectives, assumptions, or projections regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of our strategies, financing plans, growth opportunities, and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company. However, these forward- looking statements are not a guarantee of our performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties, and other variable circumstances, such as negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, the effects of the COVID-19 pandemic on our business and results of operations, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates, or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please refer to the Risk Factors section in our Annual Report for the year ended December 31, 2020, on Form 20-F filed with the SEC on April 15, 2021, and other reports and documents furnished to or filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

Media Contact:

CENTOGENE

Ben Legg

Corporate Communications

press@centogene.com

FTI Consulting
Bridie Lawlor O’Boyle
+1.917.929.5684
bridie.lawlor@fticonsulting.com